Mail Stop 3561

August 25, 2009

Raymond S. Willoch
Senior Vice President
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia

> **Re:** **Interface, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 29, 2009**
> **File No. 333-160858**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended December 28, 2008**
> **Filed February 26 and March 4, 2009, respectively**
> **Form 10-Q for the Quarterly Period Ended July 5, 2009**
> **Filed August 14, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2009**
> **File No. 001-33994**

Dear Mr. Willoch:

We have reviewed your filings and have the following comments. Please note that we have limited our review of your Form S-4 to those issues we have addressed in our comments and we think you should revise that document in response to these comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below as it relates to your Exchange Act filings. You should comply with the remaining Exchange Act comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. We note that you are registering the exchange notes in reliance on the positions enunciated in *Exxon Capital Holdings Corporation* (available May 13, 1998), *Morgan Stanley & Co. Incorporated* (available June 5, 1991) regarding resales, and *Shearman & Sterling* (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

2. Please file the registration statement under each of the guarantor's CIK numbers with each guarantor being consecutively numbered (e.g., 333-160858-01, 333-160858-02).

Incorporation of Certain Documents in Available Documents, page i

3. Please include your Exchange Act file number for the documents that you incorporate by reference.

4. Please update the documents you have listed to incorporate by reference the Form 8-Ks filed December 30, 2008 and January 2, 2009, the Form 10-Q for the quarter ended July 5, 2009, and the amendment to the Form 10-K for the year ended December 28, 2008. See Item 11 of Form S-4. Also, you should continue to update this list to include all documents required by Item 11 of Form S-4, and indicate the termination date for incorporation.

Risk Factors, page 13

5. Please revise this section to incorporate any changes made in response to the comments set forth below regarding Risk Factors in the Form 10-K.

The Exchange Offer, page 22

Conditions to the Exchange Offer, page 24

6. You have indicated that the conditions you discuss are not deemed waived because you fail to exercise them. It is our position, however, that if an offer condition occurs, you must either waive that condition and proceed with the offer or terminate the offer. You may not implicitly waive an offer condition by failing to assert it. Please confirm your understanding.

Selected Consolidated Financial and Other Data, page 30

7. Please update to include results for the three months ended July 5, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 33

8. Please revise this section to incorporate any changes made in response to the comments set forth below regarding Management's Discussion and Analysis in the Form 10-K.

Exhibits

Exhibit 5.1

9. We note that in the subparagraphs (i) through (x) of paragraph seven of the legal opinion that counsel has extensively qualified and assumed the opinion. The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself. Please advise or revise.

10. We note counsel's statement in paragraph eight, "[w] express no opinion …., in the case of Nevada, Delaware, North Carolina and Pennsylvania, any other laws." The purpose and effect of this qualification is unclear. Please advise or revise.

11. Counsel states, "[t]his opinion is given as of the date hereof, and we expressly disclaim any duty to update this opinion in the future, including if there were to be any changes in relevant fact or law that may change or otherwise affect any of the opinions or confirmations contained herein." The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Exhibit 8

12. Counsel states, "[w] have based our opinions set forth in this letter on the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations and judicial decisions and administrative interpretations thereunder, as of the date of this letter, all of which are subject to change, possibly with retroactive effect, or to different interpretations." The opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Exhibit 21

13. We are having difficulty reconciling the list of subsidiaries in Exhibit 21 with the list of guarantors on the cover page. For example, it is unclear whether Flooring Consultants, Inc., one of the guarantors, is included in footnote one of Exhibit 21. It may be helpful to include the names of the subsidiaries referred to in the footnotes to Exhibit 21.

Forms 10-K and 10-K/A for the Fiscal Year Ended December 28, 2008

General

14. Please use your correct Exchange Act file number: 1-33994. Your previous file number, 0-12016, was terminated when you filed your Form 15 on March 18, 2008.

Item 1. Business, page 2

Our Strengths, page 3

15. Please balance the discussion of your strengths with a discussion of your weaknesses.

Item 1A. Risk Factors

16. Some of your risk factors conclude that if the risk materializes your business, financial condition or results of operations could be adversely affected. For example:

   • The recent worldwide financial and credit crisis could have a material adverse effect on our business, financial condition and results of operations;

   • Our success depends significantly upon the efforts, abilities and continued service of our senior management executives and our principal design consultant, and our loss of any of them could affect us adversely;

- Unanticipated termination or interruption of any of our arrangements with our primary third party suppliers of synthetic fiber could have a material adverse effect on us.

Please revise to describe the specific risk that may result from each of your risk factors with greater precision. See Staff Legal Bulletin No. 7.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Analysis of Results of Operations, page 22

Cost and Expenses, page 25

Cost and Expenses by Segment, page 26

17. To enhance the understanding of your operating results as a whole, in future filings, please provide narrative discussions of the drivers/factors behind the changes in cost of sales and SG&A line items by segment to supplement your tabular cost of sales and SG&A expenses by segment presentation.

Liquidity and Capital Resources, page 26

General, page 26

18. Please discuss any significant impact on past, present, or upcoming cash uses as a result of discontinuing operations. Please tell us your consideration of providing disclosure regarding how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations would impact the company's future liquidity and capital resources. See Item 303(a)(1) of Regulation S-K.

Maturing Indebtedness in Future Years, page 27

19. We note that your 10.375% Senior Notes in the amount of $153 million will come due in 2010. We also note your disclosure in the second bulleted paragraph that your cash balance as of December 28, 2008, coupled with the cash generation in FY 2009 should enable you to repay a substantial portion of the Notes. In this regard, please explain to us and clarify your disclosure on how the above indicated cash sources would meet your cash requirements to repay these notes as well as the $66.0 million contractual obligations that come due in FY 2009.

Critical Accounting Policies, page 32

Goodwill, page 33

20. Please provide your accounting policy on how you perform Step 2 of your goodwill impairment test. See paragraphs 20-22 of SFAS 142. In addition, expand your disclosures to highlight the facts and circumstances surrounding the various goodwill impairment charges taken and their amounts for all periods presented similar to your disclosures on pages 75-76.

Consolidated Balance Sheets, page 41

21. Tell us the nature and the various component amounts of "other assets" in the consolidated balance sheet. Note that any item in excess of 5% of the total asset should be separately identified on the face of the consolidated balance sheet or in a note thereto in accordance with Rule 5-02.17 of Regulation S-X.

Recent Accounting Pronouncements, page 49

22. We note your disclosure that you continue to use the "simplified method" to determine the expected term of your "plain vanilla" share options in your assumption. Please explain the characteristics of your options and the reasons why the related option exercise behavior are not readily available so that the continued use of the simplified method was still appropriate in your situation. Disclose the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods. See Question 6 of SAB Topic 14.d.2

Commitments and Contingencies, page 69

23. We note from your disclosures that you excluded minimum lease payments and rental expense related to the discontinued operations of Re:Source and your U.S. flooring businesses. It appears from your disclosures on page 67 that all transactions related to the sale, disposal, exiting or closing of such businesses were completed prior to the beginning of fiscal year 2008. To help us better understand your accounting, please explain to us what the loss from discontinued operations of $5.2 million recognized in your 2008 statement of operations represents. Please explain to us the minimum lease payments and rental expense related to your discontinued operations that you referred to on page 69 and the extent of any continued involvement in your discontinued businesses. See paragraph 42 of SFAS 144.

Item 9A. Controls and Procedures, page 91

Management's Annual Report on Internal Control over Financial Reporting, page 91

24. You state that "based on that assessment, management believes that, as of December 28, 2008, our internal control over financial reporting was effective based on those criteria." You must indicate whether the internal control was effective, not management's belief. See Item 308(a)(3) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended July 5, 2009

Consolidated Condensed Statements of Operations, page 4

25. Please explain and disclose the nature of the $5.9 million in income generated from litigation settlements. Additionally, we note your disclosure on page 28 that you received a similar settlement amount of $16 million. Please reconcile for us these two settlement amounts if they are related and advise us how they were related. If not, tell us and disclose the nature of the $16 million settlement amount and where you have recorded it in the financial statements.

26. Please explain to us and disclose your accounting policy for the $6.1 million in bond offering expense presented in your statement of operations. It appears that you have expensed the entire amount. Tell us why it is appropriate to expense the entire amount under GAAP rather than treating it as deferred financing costs in accordance with SFAS 91.

Consolidated Condensed Statements of Cash Flows, page 6

27. Please explain to us whether the $5.3 million in premiums paid to repurchase your Notes represents a noncash adjustment to net income item. If the adjustment is in substance a loss on extinguishment of debt, tell us where you have recorded the loss in the statements of operations.

Notes to Consolidated Condensed Financial Statements, page 7

28. In future filings, please provide the non-controlling interest disclosures in a footnote as required by paragraphs 38 (c) and (d) of SFAS 160.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Program Design and Administration, page 9

29. Please identify the compensation consultant and specify the assistance and input the compensation consultant provides the compensation committee. See Question 118.06 of the Regulation S-K Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Discussion of Principal Elements of Compensation Program, page 10

Annual Bonuses, page 10

30. You state on page 11, "[i]n 2008, 100% of the bonus potential for the Chief Executive Officer, Chief Financial Officer and each of the other Named Executive Officers was based on measurable financial objectives, which consisted of growth in operating income, cash flow, revenue and earnings per share. Relative weights assigned to these financial objectives were 50%, 20%, 10% and 20%, respectively." However, you have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual bonuses. For example, you have not disclosed the specific targets for growth in operating income, cash flow, revenue and earnings per share. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company or its officers to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Long-term Incentives, page 11

2008 Omnibus Stock Plan Awards to Named Executive Officers, page 12

    31. Please provide a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their stock awards. Please provide the information requested in comment 30.

Other Elements of Compensation Program, page 13

Special Incentive Programs, page 15

    32. Please provide the criteria by which the compensation committee determines that special incentive program should be implemented.

    33. Please provide a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn additional compensation as part of the January 2009 special incentive program. Please provide the information requested in comment 30.

*****

       As appropriate, please amend your registration statement in response to these comments. Please respond to the comments on the other filings within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Randy Eaddy, Esq.
    Via facsimile to (404) 541-3186